

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Mr. James Arthur Lawrence
Chief Financial Officer
Unilever N.V. and Unilever PLC
Weena 455, 3013 AL
Rotterdam, The Netherlands

> **Re: Unilever N.V. and Unilever PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **File Nos. 001-04547 and 001-04546**

Dear Mr. Lawrence:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Internal and Disclosure Controls and Procedures, page 66

1.   Confirm that you evaluated your disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e). In this respect, confirm, if true, that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by you in reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings to clarify that your definition of

Mr. James Arthur Lawrence
Unilever N.V. and Unilever PLC
September 25, 2008
Page 2

disclosure controls and procedures is consistent with the definition in Exchange
Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions
regarding comments on the financial statements and related matters. Please contact me,
at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief